Exhibit 3.65

DPW NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS REGISTERED AND QUALIFIED UNDER APPLICABLE FEDERAL AND STATE SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH REGISTRATION AND QUALIFICATION IS NOT REQUIRED.

Total Investment Amount: $XXX

Dated: YYYY-MM-DD

FOR VALUE RECEIVED, the undersigned, DPW Holdings, Inc., a Delaware corporation, (the “Company” or “Maker”), PROMISES TO PAY to the order of INVESTOR (together with its successors and assigns, the “Payee”) the principal sum of xxxxxx ($XXXX), together with interest at the rate specified below.

1.           Principal and Term. The full term of this Promissory Note (“Note” or “Notes”) shall be the date (the “Maturity Date”) three (3) years from the Investor's initial and first DPW Note purchase. Subject to Section 2(c), the Outstanding Principal Balance (as defined herein) shall be due and payable in full on the Maturity Date. For clarity, the Company and Investor agree that if Investor purchases Notes on multiple dates, the term shall begin on the earliest date on which Investor purchased DPW Notes. The term “Outstanding Principal Balance” means, as of any date of determination, the principal amount of this Note that remains unpaid.

2.           Interest.

(a)         Calculation. Interest shall accrue on the Outstanding Principal Balance at the fixed interest rate of 12% per annum until the earliest to occur of the following: (i) the Note is either prepaid or called by the Company; or (ii) the Maturity Date. Interest shall be computed on the basis of a year consisting of 365 days, with payments each month consisting of the same amount regardless of actual number of days in such month. Partial month calculations shall be done as nearly to pro rata as possible of that portion of the month remaining. Such calculations shall be made in the Company’s sole discretion.

(b)         Payments. Interest payments shall be made to the Investor on a monthly basis by no later than the tenth day of the month following the month of accrual.

(c)         Prepayment. Company may (but is not required to) prepay or call the Note at any time. Company informs Investor that it initially intends to call this Note on the first anniversary of the earliest date on which Investor purchased DPW Notes. This Note shall be callable, redeemable, and prepayable at any time by the Company at par value plus any accrued but unpaid interest up to but not including the date of prepayment.

3.           Recourse. Notwithstanding anything to the contrary contained herein, the principal of and accrued interest on this Note shall be payable by the Company to Investor and shall represent a full and unconditional obligation of the Company which is fully recourse to the Company’s assets only, and shall not be payment dependent on any underlying small business loan or loans issued by the Company on Company's online lending platform.

4.           Events of Default. If any one of the following events shall occur and be continuing (each, an “Event of Default”): (i) the Company shall fail to pay as and when due in accordance with the terms hereof any principal of or interest on this Note, and such failure shall continue for ninety (90) days after the date when such payment is due; or (ii) the Company shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Investor may, by notice to the Company, declare the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Note and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Company. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire Outstanding Principal Balance together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Company.

5.           Binding Effect; Assignment. This Note shall be binding upon the Company and its successors and inure to the benefit of the Investor and its successors and assigns. The obligations of the Company under this Note may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6.           Miscellaneous.

(a)         Payment. Both principal and interest are payable in lawful money of the United States of America to the Investor.

(b)         Costs of Collection. If Company shall fail to pay any amount payable hereunder on the due date therefor, Company shall pay reasonable costs of collection, actually incurred and documented by Investor on account of such collection.

(c)         No Waiver. No delay on the part of the Investor in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Investor be estopped from enforcing the same or any other provision at any later time or in any other instance.

(d)         Governing Law. This Note shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to principles of conflict of laws.

        (e)         Notice of Dispute Resolution by Binding Arbitration and Class Action/Class Arbitration Waiver. To the extent that a claim or dispute arises out of, or in relation to this Note, including without limitation, the terms, construction, interpretation, performance, termination, breach, or enforceability of this Note, the parties hereby agree, to the extent permitted by applicable law, that the claim or dispute shall be, at the election of either party, resolved by mandatory binding arbitration in Newport Beach, California within a reasonable time period not to exceed ninety (90) days. The parties agree that the arbitration shall be administered by JAMS and the arbitration shall be conducted in accordance with the Expedited Procedures of the JAMS Comprehensive Arbitration Rules and Procedures except as otherwise agreed in this Agreement. The arbitrator shall be chosen in accordance with the procedures of JAMS, and shall base the award on applicable New York law. The parties agree that the arbitration shall be conducted by a single arbitrator. Judgment on the award may be entered in any court having jurisdiction. The non-prevailing party will be responsible to pay the costs of arbitration of the prevailing party. Each party may pursue arbitration solely in an individual capacity, and not as a representative or class member in any purported class or representative proceeding. The arbitrator may not consolidate more than one person’s or entity’s claims, and may not otherwise preside over any form of a representative or class proceeding. This arbitration section is governed by the Federal Arbitration Act, 9 U.S.C. §§ 1-16. This Section 13 does not waive the compliance by the Company with the federal securities laws and the rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the date first above written.

DPW HOLDINGS, INC., a Delaware corporation

By:
Milton C. Ault, III
Chief Executive Officer